EXHIBIT 99.1

RADVISION
PRESS RELEASE

Corporate Contacts:		Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	President
RADVISION	RADVISION	Comm-Partners LLC
Tel: +1 201-689-6340	+1 512-328-4617	+1 203-972-0186
cfo@radvision.com	pr@radvision.com	junefil@optonline.net

RADVISION TO REPORT FOURTH QUARTER 2010 RESULTS ON FEBRUARY 10TH

TEL AVIV, January 3, 2011 – RADVISION (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, will report its financial results for the fourth quarter of 2010 on Thursday, February 10, 2011. The press release will be issued at approximately 8:00 a.m. (Eastern).

Fourth Quarter 2010 Conference Call:

Date:                 Thursday, February 10, 2011
Time:                 9:00 a.m. (Eastern)
Dial-In:              1-877-601-3546
                           +1-210-839-8500 (International dialers)
Passcode:         “RADVISION”

Boaz Raviv, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will review the quarter’s results, discuss the Company’s outlook and take questions from analysts and institutional investors on the call.

Webcast:

A live webcast of the conference call will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/.

Presentation:

A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company’s website, www.radvision.com.  The presentation will be available beginning at 8:00 a.m. (Eastern) on February 10th and remain on the site through the first quarter of 2011.

Conference Call Replay:

Date:                 February 10 to February 17, 2011 (Available approximately one hour after call conclusion)
Dial-In:             1- 800-934-9965
    +1- 203-369-3856 (International dialers)

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders  and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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